EXHIBIT 12.01

EASTMAN CHEMICAL COMPANY AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS (LOSS) TO FIXED CHARGES

Dollars in millions)	2003	2002	2001	2000	1999

Earnings (loss) before income taxes and cumulative effect of change in accounting principle	$(381)	$84	$(291)	$452	$72
Add:
Interest expense	130	128	146	142	126
Appropriate portion of rental expense (1)	21	28	28	28	28
Amortization of capitalized interest	12	13	15	15	16

Earnings (loss) as adjusted	$(218)	$253	$(102)	$637	$242

Fixed charges:
Interest expense	$130	$128	$146	$142	$126
Appropriate portion of rental expense (1)	21	28	28	28	28
Capitalized interest	3	4	5	6	13

Total fixed charges	$154	$160	$179	$176	$167

Ratio of earnings (loss) to fixed charges	(B)	1.6x	(A)	3.6x	1.5x

  (1)  For all periods presented, the interest component of rental expense is estimated to equal one-third of such expense.

  (A)  Due to the net loss reported, the coverage ratio was less than 1x. To achieve a coverage ratio of 1x, additional pre-tax earnings of $281 million would have been required for 2001.

  (B)  Due to the net loss reported, the coverage ratio was less than 1x. To achieve a coverage ratio of 1x, additional pre-tax earnings of $372 million would have been required for 2003.

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